EXHIBIT 99.1

Transportation Sector Consultants Building Its "Partners Club"

TransPar Group Signs Up to Enhance Its Services Portfolio

CHARLESTON, S.C., Dec. 3, 2015 (GLOBE NEWSWIRE) -- Transportation Sector Consultants, Inc. (TSC), an innovative transportation total solutions company working with school districts and private contractors, today announced that TransPar Group has become a member of TSC's growing "Partners Club". Over the past twenty years, TransPar Group has worked with more than 200 school transportation operations in the United States and Canada on more than 350 projects. Clients include rural, suburban, and urban school districts with both contracted and district-owned operations. TransPar currently manages over 1,700 vehicles in the United States for various school districts.

"We are excited to have a company with the stature of TransPar Group join our TSC Partners Club and become a valued member," stated Pete Pearson, President of TSC. "They have been pioneers in the school transportation consulting and management industries, working closely with school districts to enhance service levels, increase safety and reduce costs. Through their membership in the Club, TransPar's customers will now be able to benefit even more by adding new services and programs created to help lower their cost of operations as well as provide important service-level key performance indicators to school business officials. It's a challenging time for school districts to manage transportation costs while also maintaining service levels. TransPar is the leader in helping schools achieve greater efficiencies and improve their operations, and our programs will allow TransPar's clients to save substantial dollars and operate even more efficiently and safely."

"Joining the TSC Partners Club as a member and being able to take advantage of a vast suite of services is very exciting for us," stated Kyle E. Martin, President of TransPar Group. "At TransPar we have a very experienced management team that leverages our proprietary tools and procedures, which we have developed through our longstanding industry expertise. We see additional value with opportunities to tap into TSC's technology group and cost saving programs for our clients. The TSC Partners Club provides us additional tools that will absolutely lower the cost of school transportation operations and enhance what we are currently doing for our school district customers, which is exactly what they hired us to do. In essence, some of our new revenues will be generated by gain sharing on the cost savings we can produce, which will be beneficial to all involved."

TSC provides solutions for school district and contractor-owned operations that enhance and generate significant cost savings. Under the TSC Partners Club, members enjoy exclusive services such as the use of expert analysis in routing and scheduling to reduce vehicles; the modernization of aging fleets with easy financing and leasing programs that greatly improve driver morale and lower transportation costs; ongoing fleet and safety reviews to ensure federal and state compliance; and access to the newest, state-of-the-art online driver training programs tailored to each member's needs to improve driver awareness and further reduce accidents. TSC can also be of assistance with its expertise in driver recruiting and staffing programs, which many school districts are struggling with today. To learn more about Transportation Sector Consultants and how easy it is to join the TSC Partners Club, please visit www.TSCPartners.com.

About Transportation Sector Consultants

Transportation Sector Consultants (TSC) is dedicated to providing unique logistics and management solutions to improve the way school district and contractor-owned operations run their pupil transportation system, including transportation system management, procurement and financing programs, supply purchasing, maintenance reviews, routing enhancement, school bus technology consultations, safety compliance, and enhanced online learning and development programs. A partnership with TSC permits school districts and contractors to be members of the TSC Partners Club allowing them stay in control of their fleet and drivers while affording them exclusive membership benefits such as direct access to top industry knowledge, state-of-the-art technology, and economies of scale otherwise not available to district-operated transportation systems. For more information about Transportation Sector Consultants, please visit www.TSCPartners.com.

CONTACT: Pete Pearson
         President
         843.884.2720 x236
         ppearson@tscpartners.com

         Jason Moyer
         National Director of Business Development
         843.884.2720 x202
         jmoyer@tscpartners.com